Exhibit 99.(m3)

AMENDED AND RESTATED
DISTRIBUTION AND SHAREHOLDER SERVICES PLAN
Julius Baer Global Equity Fund, Inc.
Effective October 31, 2007

           This Amended and Restated Distribution and Shareholder Services Plan (the “Plan”), is adopted in accordance with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by Julius Baer Global Equity Fund, Inc, a Maryland corporation (the “Fund”), subject to the following terms and conditions:

          Section 1. Distribution Agreements; Servicing Agreements; Annual Fee.

          (a) Distribution Agreements. Any officer of the Fund is authorized to execute and deliver, in the name and on behalf of the Fund, written agreements duly approved by the Board of Directors of the Fund (the “Distribution Agreements”) with institutional shareholders of record (the “Service Organizations”) of shares of common stock in the Fund, par value $.001 per share (the “Shares”). Pursuant to the Distribution Agreements, the Service Organizations will be paid an annual fee for providing services primarily intended to result in the sale of Shares as well as certain shareholder servicing, administrative and accounting services to their customers or clients who beneficially own Shares (“Customers”).

          (b) Servicing Agreements. Any officer of the Fund is authorized to execute and deliver, in the name and on behalf of the Fund, written agreements duly approved by the Board of Directors of the Fund (the “Servicing Agreements”) with Service Organizations. Pursuant to the Servicing Agreements, the Service Organizations will be paid an annual fee for providing certain shareholder servicing, administrative and accounting services to their customers or clients who beneficially own Shares (“Customers”).

(c)
(i) Distribution and Servicing Fees for Class A Shares. The Funds may expend an aggregate amount on an annual basis not to exceed .25% of the value of each Fund’s average daily net assets attributable to the Class A Shares for services provided under the Plan and under any Shareholder Services Plan adopted by the Fund.

(ii) Distribution and Servicing Fees for Class R Shares. The Funds may expend an aggregate amount on an annual basis not to exceed 0.75% of the value of each Fund’s average daily net assets attributable to the Class R Shares for services provided under the Plan and under any Shareholder Services Plan adopted by the Fund.

(iii) Distribution and Servicing Fees for Consultant Class Shares. The Funds may expend an aggregate amount on an annual basis not to exceed 1.00% of the value of each Fund’s average daily net assets attributable to the Consultant Class Shares for services provided under the Plan and under any Shareholder Services Plan adopted by the Fund.

          (d) Payment of Fees. The Distribution and Servicing Fee will be calculated daily and paid monthly by the Fund with respect to each class of shares (each a “Class”) at the annual rates indicated above.

          Section 2. Services

          The annual fee paid to the Service Organizations under Section 1 of the Plan will compensate Service Organizations to cover certain expenses incurred by a Class of shares primarily intended to result in the sale of such Class of shares, including, but not limited to, (a) costs of payments made to employees that engage in the distribution of shares; (b) payments made to, and expenses of, persons who provide support services in connection with the distribution of shares, including, but not limited to, office space and equipment, telephone facilities, answering routine inquiries regarding the Fund, processing shareholder transactions and providing any other shareholder services not otherwise provided by the Fund’s transfer agent; (c) costs relating to the formulation and implementation of marketing and promotional activities, including, but not limited to, direct mail promotion and television, radio, newspaper, magazine and other mass media advertising; (d) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of the Fund; (e) costs involved in preparing, printing and distributing sales literature pertaining to the Fund; and (f) costs involved in obtaining whatever information, analyses and reports with respect to marketing and promotional activities that the Fund may, from time to time, deem advisable.

           Section 3. Effective Date

          The Plan will take effect and payments under any related agreement will be made after the Plan and such agreement are approved: (1) by a majority of both (a) the full Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the “Qualified Directors”), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements; and (2) with respect to changes made to the rights, costs or obligations of any Class that has current shareholders at the time of the approval of this Plan, by a majority of the outstanding voting securities of the shares in that Class.

          Section 4. Continuance of the Plan.

          The Plan will continue in effect with respect to each Class of shares for so long as its continuance is specifically approved at least annually by the Fund’s Board of Directors in the manner described in Section 3 above.

Section 5. Termination.

          The Plan may be terminated at any time with respect to the Class A Shares (i) by the Fund without the payment of any penalty, by the vote of a majority of the outstanding voting securities of the Class A Shares or (ii) by a vote of the Qualified Directors.

          Section 6. Amendments.

          The Plan may be amended at any time by the Board of Directors, provided that no material amendment to the Plan shall become effective unless approved by the Fund’s Board of Directors in the manner described in Section 3 above and that the Plan may not be amended to increase materially the amount that may be spent under the Plan without shareholder approval.

          Section 7. Selection of Certain Directors.

           While the Plan is in effect, the selection and nomination of the Fund’s Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

          Section 8. Written Reports.

          In each year during which the Plan remains in effect, the Fund’s servicing agent, will prepare and furnish to the Fund’s Board of Directors and the Board will review, at least quarterly, written reports, which sets out the amounts expended under the Plan and the purposes for which those expenditures were made.

          Section 9. Preservation of Materials.

          The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

          Section 10. Meanings of Certain Terms.

          As used in the Plan, the terms “interested person” and “majority of the outstanding voting securities” will be deemed to have the same meaning that those terms have under the 1940 Act and the rules and regulations thereunder, subject to any exemption that may be granted to the Fund under the 1940 Act by the Securities and Exchange Commission.

Approved September 26, 2007